COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

July 31, 2017

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the Registrant)
Columbia Alternative Beta Fund (the Fund)
Post-Effective Amendment No. 300
File Nos. 002-99356 /811-04367

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 300 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to add related performance information for the Fund, pursuant to regulations issued by the Commodity Futures Trading Commission (CFTC). On October 1, 2016, the principal investment strategies of the Fund changed and became substantially similar to those of another fund (the Other Fund) subadvised by Columbia Management Investment Advisers, LLC. From the Fund’s commencement of operations through September 30, 2016, the Fund’s principal investment strategies differed from those of the Other Fund. In order to comply with CFTC Rule 4.12(c)(3)(i)(A), the Fund will include in its October 1, 2017 prospectus the performance of the Other Fund from commencement of operations of the Other Fund (July 18, 2016) through August 31, 2017 (see the section entitled More Information About the Fund – Performance Information of a Related Strategy (Not the Fund)).

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and Statement of Additional Information (SAI), except for the change noted above, are identical or substantially similar to those found in prior filings by the Registrant. The Principal Investment Strategies and Principal Risks sections of the prospectus and Fundamental and Non-Fundamental Investment Policies section of the SAI (as it relates to the Fund) are substantially similar to those filed in Registrant’s Post-Effective Amendment No. 275 filed on behalf of the Fund, on September 28, 2016.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I